Baker Hughes Incorporated
2929 Allen Parkway, Suite 2100
Houston, Texas 77019
P.O. Box 4740
Houston, Texas 77210-4740
Tel 713-439-8600
Fax 713-439-8472
Alan.Crain@bakerhughes.com
Alan R. Crain
Senior Vice President
and General Counsel
February 10, 2010
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628
Attention: Mr. H. Roger Schwall

Re:	Baker Hughes Incorporated
Registration Statement on Form S-4
File No. 333-162463 and
Preliminary Proxy Statement filed on February 8, 2010
Dear Mr. Schwall:
     Pursuant to the discussions between legal counsel to Baker Hughes Incorporated (the “Company”) and the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on February 10, 2010, regarding the Company’s registration statement (as amended, the “Registration Statement”) on Form S-4 (File No. 333-162463) relating to the merger of BJ Services Company (“BJ Services”) with and into a wholly owned subsidiary of the Company (the “Merger”), and regarding the Company’s Preliminary Proxy Statement filed on February 8, 2010 with respect to its 2010 annual meeting, the Company agrees to undertake the following actions:
     1. The Company will revise the disclosure regarding BJ Services’ prospective financial information (page 77 of the Registration Statement) to include a discussion of material assumptions underlying such prospective financial information. The Company expects to be in a position to provide the Staff with the revised disclosure to add these assumptions tomorrow morning. Please note that pursuant to terms of the settlement agreement negotiated in regards to lawsuits related to the Merger we will be consulting plaintiff’s counsel regarding the revised disclosure.
     2. As discussed with the Staff, because of the volatility of the Company’s stock price and the difficulty and time required to calculate (i) the information found in the compensation tables (pages 81, 83, 85 and 86 of the Registration Statement) that also relates to certain summary

Securities and Exchange Commission
February 10, 2010

information throughout the Registration Statement and (ii) the consideration to be paid upon the closing of the Merger, the Company chose a date (February 3, 2010) for such calculations that both provided the Company with the minimum amount of time necessary to calculate the required information and accurately reflected the information presented in the compensation tables and the value of the Merger consideration. The Company notes that the changes from January 15, 2010 (the date used in Amendment No. 2 to the Registration Statement) to February 3rd in the information used to prepare the compensation tables and to calculate the Merger consideration were not material.
     Due to the impact of the movement of the Company stock price, Note 1 to the pro forma financial statements in the Registration Statement includes a table on page F-7 to illustrate the potential impact on the estimated Merger consideration of a 10% change (up or down) in the price of the Company’s stock. The change in the Company’s stock price from $47.32 on February 3rd to $45.26 on February 10th represents a decline of approximately 4% and the value of the Merger consideration decreased by approximately $200 million or 3%, which numbers are well within the range shown on the table included on page F-7. The change in the stock price from February 3rd to February 10th did not change (a) the total cash consideration of approximately $794 million, (b) the approximately 118 million shares to be issued to the BJ Services stockholders, (c) the number of Company shares that will be outstanding following the Merger or (d) the post-Merger ownership of the combined entity, which is expected to be approximately 72.5% by current Company stockholders and approximately 27.5% by former BJ Services stockholders.
     In the final prospectus to be filed pursuant to Rule 424 (the “Final Prospectus”), the Company intends to update the number of shares outstanding as well as number of holders of record as of the record date (February 11, 2010) in the few applicable pages, which information the Company will receive on February 12, 2010. In the Final Prospectus the Company will also update the section of the Registration Statement entitled “Comparative Baker Hughes and BJ Services Market Price and Dividend Data” (page 27) to include stock prices as of the record date. Because of the time and input required to update the compensation tables and the Merger consideration and in light of the fact that a significant change in such numbers is unlikely, the Company respectfully requests that it be permitted to continue to use the February 3rd data to calculate the compensation tables and for the value of the Merger consideration in the Final Prospectus.
     3. The Company confirms that the amounts of the 2009 annual performance bonuses to be awarded under the Company’s Annual Incentive Plan to Messrs. Deaton, Ragauss, Crain, Barr, Craighead and O’Donnell are not known at this time and will be determined by the Company’s board of directors at a meeting to be held on February 19, 2010. Promptly after the determination of the 2009 annual performance bonuses for the above named individuals, the Company will publicly disclose such bonus amounts by filing either a revised preliminary proxy statement on Schedule 14A or a Current Report on Form 8-K. The Company intends to file its definitive proxy statement for its annual meeting on or before February 26, 2010.
     4. The Company will revise the disclosure in the section entitled “Compensation Discussion and Analysis” in its preliminary proxy statement filed with the Commission on February 8, 2010 to be consistent with the disclosure provided in Exhibit A.

Securities and Exchange Commission
February 10, 2010

     If you have any questions, or if you require any additional information, please do not hesitate to contact the undersigned by telephone at (713) 439-8600 or Christine LaFollette of Akin Gump Strauss Hauer & Feld LLP at (713) 220-5896. Thank you for your assistance.

Very truly yours,
/s/ Alan R. Crain

Alan R. Crain
Senior Vice President and General Counsel

cc:	Parker Morrill, U.S. Securities and Exchange Commission
Laura Nicholson, U.S. Securities and Exchange Commission
Christine B. LaFollette, Akin Gump Strauss Hauer & Feld LLP

Exhibit A
Additional “Compensation Discussion and Analysis” Disclosure
Mr. Deaton’s 2009 individual performance goals included goals pertaining to driving the Company’s reorganization from a product line focus to a geographic focus, recruitment of key positions and diversification of the management team, realization of efficiency gains in information technology, health safety & environment and supply chain, achievement of safety goals, and the implementation of the monitor’s recommendations.
Mr. Craighead’s 2009 individual performance goals included goals relating to the successful implementation of the Company reorganization, cost containment associated with the reorganization, promotion of teamwork and collaboration across regions, geomarkets and product lines, implementation of standard performance metrics, achievement of safety goals, diversity and inclusion goals and the development of geomarket specific talent and indigenization strategies.
Mr. Ragauss’ 2009 individual performance goals included goals relating to development of management information and corresponding support systems, development and implementation of common financial processes, realization of efficiency gains, implementation of the monitor’s recommendations and the implementation of financial shared resources outsourcing.
Mr. Crain’s 2009 individual performance goals included goals relating to alignment of the legal function across product lines, regions and key geomarkets, appropriate structure of legal entities to enable the implementation of the new organization, improvement of staffing of the legal organization with local and regional personnel, implementation of the monitor’s recommendations, and research & development strategy and optimization.
Mr. O’Donnell’s 2009 individual performance goals included goals relating to the successful implementation of the Company reorganization, cost containment associated with the reorganization, promotion of teamwork and collaboration across regions, geomarkets and product lines, achievement of safety goals and the reduction of per capita travel expenses.
Mr. Barr’s 2009 individual performance goals included goals relating to the successful implementation the Company reorganization, implementation of standard performance metrics and achievement of safety goals.